UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Grupo Supervielle S.A.
(Name of Issuer)

Class B shares of Common Stock, par value Pesos 1.00 per share
(Title of Class of Securities)

40054A108**
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**  CUSIP assigned to the American Depositary Shares (“ADSs”) (each representing five Class B shares of common stock of Grupo Supervielle S.A.), which are listed on the New York Stock Exchange.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40054A108

1	NAMES OF REPORTING PERSONS
Matías Jules Bernard Supervielle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,497,495

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
8,497,495

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,497,495

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 40054A108

1	NAMES OF REPORTING PERSONS
Jacques Patrick Supervielle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,525,570

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
8,525,570

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,525,570

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 40054A108

1	NAMES OF REPORTING PERSONS
Natasha Pilar Laurencia Supervielle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,497,495

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
8,497,495

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,497,495

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	(a).	Name of Issuer: Grupo Supervielle S.A. (the “Issuer”)

(b).	Address of Issuer’s Principal Executive Office

Reconquista 330, C1003ABG, City of Buenos Aires, Argentina.

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Matías Jules Bernard Supervielle
3 de febrero 2340, piso 2° “A” (C1428AHL)
Buenos Aires, Republic of Argentina

Citizenship: Republic of Argentina

(ii)	Jacques Patrick Supervielle
Libertad 1583, piso 12° “A” (C1016ABF)
Buenos Aires, Republic of Argentina

Citizenship: Brazil

(iii)	Natasha Pilar Laurencia Supervielle
Posadas 1683, piso 3 (C1112ADC)
Buenos Aires, Republic of Argentina

Citizenship: Republic of Argentina

Item 2(d).	Title of Class of Securities

Class B shares of common stock, par value Pesos 1.00 per share (“Class B Shares”).

Item 2(e).	CUSIP Number: 40054A108 (ADSs)

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of the date hereof, Matías Jules Bernard Supervielle beneficially owns 8,497,495 Class B Shares, consisting of (i) 4,861,830 Class B Shares and 3,635,665 Class B Shares represented by 727,133 ADSs, Jacques Patrick Supervielle beneficially owns  8,525,570 Class B Shares, consisting of (i) 4,861,825 Class B Shares and 3,663,745 Class B Shares represented by 732,749 ADSs, and Natasha Pilar Laurencia Supervielle beneficially owns 8,497,495 Class B Shares, consisting of (i) 4,861,830 Class B Shares and 3,635,665 Class B Shares represented by 727,133 ADSs.

Calculations of the percentage of Class B Shares beneficially owned are based on 394,984,134 Class B Shares outstanding as of September 30, 2023, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2023. Subject to certain exceptions, Class B Shares are entitled to one vote per share and Class A shares of common stock are entitled to five votes per share.  The Reporting Persons' aggregate beneficial ownership of Class B Shares comprise approximately 3.6% of the outstanding voting power and approximately 5.6% of the outstanding capital stock of the Company based on 61,738,188 Class A shares of common stock and 394,984,134 Class B Shares outstanding as of September 30, 2023, as reported in the Form 6-K filed by the Issuer with the Securities and Exchange Commission on December 26, 2023.

The Reporting Persons are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.  By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons may be deemed a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. The Reporting Persons expressly disclaim beneficial ownership over any Class B Shares that they may be deemed to beneficially own solely by reason of the Stockholder Agreement.

(b)	Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Class B Shares listed on such Reporting Person’s cover page.

(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See each cover page hereof.

(ii)	Shared power to vote or to direct the vote:
See each cover page hereof.

(iii)	Sole power to dispose or to direct the disposition of:
See each cover page hereof.

(iv)	Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: []

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4(a) above.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2024

/s/ Matías Jules Bernard Supervielle
Matías Jules Bernard Supervielle

/s/ Jacques Patrick Supervielle
Jacques Patrick Supervielle

/s/ Natasha Pilar Laurencia Supervielle
Natasha Pilar Laurencia Supervielle